

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 14, 2010

<u>Via U.S. Mail</u>

Mr. Bryan J. Merryman
Chief Financial Officer
Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81303

> **Re:** **Rocky Mountain Chocolate Factory, Inc.**
> **Form 10-K for the Fiscal Year February 28, 2009**
> **Filed May 26, 2009**
> **Definitive Proxy Statement**
> **Filed June 17, 2009**
> **File No. 0-14749**

Dear Mr. Merryman:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     <u>Via Facsimile</u>

Garland W. Allison, Esq.
Perkins Coie LLP
(303) 291-2414